AMERICAN BONANZA GOLD MINING CORP.

Consolidated Financial Statements
December 31, 2003 and 2002

Together with Auditor’s Report

Tony M. Ricci Inc.
Chartered Accountant	Suite 1304
925 West Georgia St.
Vancouver, B.C. V6C 3L2
Tel: (604) 669-3013
Fax: (604) 669-3015

AUDITOR’S REPORT

To the Shareholders of AMERICAN BONANZA GOLD MINING CORP.

I have audited the consolidated balance sheets of American Bonanza Gold Mining Corp. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), I report that, in my opinion, these principles have been applied on a consistent basis.

“Tony M. Ricci Inc.”

CHARTERED ACCOUNTANT

Vancouver, British Columbia
March 26, 2004

American Bonanza Gold Mining Corp.
CONSOLIDATED BALANCE SHEETS
December 31	2003	2002
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	13,406,295	1,616,691
Cash from joint venture partner (note 4 (b))	-	210,971
Accounts receivable	103,231	21,233
Prepaid expenses	33,215	-
Marketable securities (note 3)	22,500	24,000
	13,565,241	1,872,895

MINERAL PROPERTIES (note 4)	11,406,116	8,749,879

OFFICE EQUIPMENT, net	35,032	36,911

	25,006,389	10,659,685

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 4 (a))	475,557	695,851
Current portion of long-term debt (note 5)	-	854,451
Funds held on behalf of joint venture partner (note 4 (b))	-	210,971
Due to related parties (note 7)	-	6,000
	475,557	1,767,273

LONG-TERM DEBT (note 5)	-	867,680

FUTURE INCOME TAXES (note 9)	328,654	328,654

	804,211	2,963,607
SHAREHOLDERS' EQUITY
Share capital (note 6)	38,208,754	21,329,982
Contributed surplus (note 6)	232,542	-
Cumulative currency translation adjustment	43,031	43,031
Deficit	(14,282,149)	(13,676,935)

	24,202,178	7,696,078

	25,006,389	10,659,685

SUBSEQUENT EVENT (note 6)

CONTINGENT LIABILITY (note 4(a))

APPROVED ON BEHALF OF THE BOARD,

Signed: Brian P. Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the years ended December 31	2003	2002
	$	$

REVENUE
Interest income and other	152,599	-

EXPENSES (INCOME)
General and administrative (note 8)	403,222	195,444
Exploration	304,212	236,104
Business development	93,100	54,265
Amortization	11,931	11,863
Foreign exchange	(56,152)	(12,622)
Marketable securities written down	1,500	-

	757,813	485,054

NET LOSS	(605,214)	(485,054)

DEFICIT, beginning of year	(13,676,935)	(13,191,881)

DEFICIT, end of year	(14,282,149)	(13,676,935)

LOSS PER COMMON SHARE
Basic and diluted	(0.01)	(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES	123,094,986	76,315,548

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31	2003	2002
	$	$

OPERATING ACTIVITIES
Net loss	(605,214)	(485,054)
Items not affecting cash
Amortization	11,931	11,863
Foreign exchange gain on foreign denominated debt	(195,337)	-
Marketable securities written down	1,500	-

	(787,120)	(473,191)
Changes in non-cash operating accounts
Accounts receivable	(81,998)	(21,233)
Accounts payable	(227,140)	(6,944)
Prepaids	(33,215)	-

	(1,129,473)	(501,368)
INVESTING ACTIVITIES
Copperstone property	(2,030,144)	(483,376)
Acquisition of additional interests in Copperstone property	-	(2,259,474)
Other mineral properties	(393,551)	(41,516)
Proceeds from joint venture partner	-	107,500
Office equipment	(10,052)	(634)

	(2,433,747)	(2,677,500)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	16,878,772	3,187,491
Long-term debt	-	1,742,341
Repayment of long-term debt	(1,519,948)	(20,210)
Due to related parties	(6,000)	(127,031)

	15,352,824	4,782,591

INCREASE IN CASH	11,789,604	1,603,723

CASH AND CASH EQUIVALENTS, beginning of year	1,616,691	12,968

CASH AND CASH EQUIVALENTS, end of year	13,406,295	1,616,691

SUPPLEMENTARY INFORMATION:

Cash flows include the following elements:
Interest paid	36,907	74,236

Non-cash transactions:
Marketable securities	-	24,000

Share for debt settlement	-	400,000

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002

1.	NATURE OF OPERATIONS

American Bonanza Gold Mining Corp. (the “Corporation”) is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties located in the Great Basin of the American Southwest. The Corporation’s properties contain defined mineral resources but the Corporation has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

2.	SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Bonanza Gold Inc. (a Canadian corporation), which in turn has a wholly-owned subsidiary, Bonanza Explorations Inc. (a United States, Nevada corporation).

All significant inter-company transactions have been eliminated.

Mineral properties

Costs related to mineral activities, which include the investigation, exploration, and development of mining properties, are capitalized on a property-by-property basis until such time as the Corporation determines that economically recoverable reserves are established or the property is evaluated as non-productive or uneconomical. In those cases where exploration activities are conducted jointly with others, only the Corporation's proportionate interest in the related mineral projects is included in the financial statements.

Costs relating to non-productive or uneconomical properties are charged to earnings and written down to their net recoverable amounts. The recovery of the carrying amount of mineral properties is dependent upon the future commercial success of related properties or from proceeds of disposition. The amounts shown for mineral properties represent costs incurred to date and are not intended to reflect present or future values.

Environmental related and reclamation costs

Liabilities related to environmental protection and reclamation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Joint ventures

The Corporation conducts some of its mineral property exploration activities in conjunction with other companies in unincorporated joint ventures.

Office equipment

Office equipment, consisting of office and computer equipment, are recorded at cost and are amortized on a straight-line basis over five years.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

As the Corporation’s foreign subsidiary has been dependent on funding from its parent, the Corporation, in the prior year, reclassified the operations of its foreign subsidiary from self-sustaining to integrated. As a result the temporal method of translating the accounts of the foreign subsidiary has been adopted in place of the current rate method commencing in the prior year.

Under this method, monetary assets and liabilities are translated at the prevailing year end exchange rate. Non monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange for the year. Translation gains and losses are included in the statement of operations and deficit.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest bearing securities.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

Financial instruments

For certain of the Corporation’s financial instruments, including cash and cash equivalents, GST recoverable, accounts payable and accrued liabilities and due to related parties, the carrying amounts approximate fair value due to their short-term maturity. The fair value of obligations under long term debt calculated at the discounted present value of future payments, approximates its carrying value.

Stock-Based compensation

Effective January 1, 2002, the Corporation adopted the new accounting recommendations for stock-based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting. Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Corporation had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

In respect of stock options granted to directors and employees, the standard requires pro forma disclosure of the net loss or income figures as if these grants were accounted for using the fair value method for options granted after January 1, 2002. The Corporation accounts for options granted to employees under the settlement method whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. During the year, the Corporation granted stock options to directors, officers and employees as set out in note 6.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Corporation accounts for income taxes under the liability method. Under this method, temporary differences arising from the difference between the tax basis of an asset and a liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to be in effect in the periods that the temporary differences are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change occurs.

Share issuance costs

Costs incurred in connection with share issuances are accounted for as a reduction to share capital.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss per share

Basic loss per share is calculated by dividing net loss available to the shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding stock options and warrants by application of the treasury stock method. Outstanding stock options and share purchase warrants that would potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

Comparative figures

Certain comparative figures have been reclassified where applicable to conform with the presentation adopted in the current year.

Segmented information

The Corporation’s principal operations are located in the United States. The Corporation conducts it business in a single operating segment being the investment in exploration and development of mineral properties. All mineral properties are located in the United States.

3.	MARKETABLE SECURITIES

As at December 31, 2003, the Corporation held the following marketable securities:

	Number of	December 31,	December 31,
	Shares	2003	2002
		$	$

American Nevada Gold Corp.	300,000	22,500	24,000

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002

3.	MARKETABLE SECURITIES (Continued)

Pursuant to the terms of the Option Agreement entered into with American Nevada Gold Corp. (note 4) the Corporation received 300,000 common shares and other consideration for entering into this Agreement. The quoted market value of these securities was $22,500 at December 31, 2003 and $27,000 at December 31, 2002.

4.	MINERAL PROPERTIES

Project	2003	2002
	$	$

Copperstone (a)	9,312,073	7,049,387
Pamlico (b)	1,595,078	1,377,552
Gold Bar (b )	477,407	322,940
Oatman (c )	21,558	-
	11,406,116	8,749,879

Schedule of mineral property expenditures during 2003:

	Copperstone	Pamlico	Gold Bar	Oatman	Total
	$	$	$	$	$

Balance, December 31, 2002	7,049,387	1,377,552	322,940	-	8,749,879

Additions during the year
Decline, drilling and
underground support	1,387,361				1,387,361
Geological consulting & related	354,694				354,694
Consulting – fair value of options	232,542				232,542
Drilling, net of joint venture costs		10,121	131,090		141,211
Assaying	107,239				107,239
Advance royalty payment	40,551				40,551
BLM land payments	39,407	10,020	23,377	21,558	94,362
Property payment		197,385			197,385
Computer & related	78,618				78,618
Capitalized interest	36,907				36,907
Site maintenance & camp
Utilities and power	56,527				56,527
Property caretakers	43,767				43,767
Equipment & truck rental	32,593				32,593
Telephone	11,573				11,573
Maintenance, Supplies, Other	34,613				34,613
Debt forgiveness & exchange
Gain on acquisition payables	(193,706)				(193,706)
	2,262,686	217,526	154,467	21,558	2,656,237
Balance, December 31, 2003	9,312,073	1,595,078	477,407	21,558	11,406,116

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002

4.	MINERAL PROPERTIES (Continued)

	(a)	Copperstone

The Corporation is currently engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100 per cent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995, renewable by the Corporation for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 per cent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 per cent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

In August 1998, the Corporation entered into an agreement (the “Arctic Joint Venture”) with Arctic Precious Metals Inc. (“Arctic”), a subsidiary of Royal Oak Mines Inc., to explore and develop the Copperstone gold property. Pursuant to the Arctic Joint Venture, the Corporation acquired a 25 percent interest in the Copperstone Project for a cash payment of US$500,000 with an option to increase its interest in the property to 80 percent by incurring US$4,000,000 of exploration expenditures and other payments. Additionally the Corporation has agreed to make a US$30,000 annual advance royalty payment to the property owner.

In November 1999, the Corporation entered into a purchase and sale agreement with Arctic whereby the Corporation agreed to purchase for US$1,000,000 all of Arctic’s rights, title and interest in the Copperstone Project owned by Arctic who was undergoing U.S. Bankruptcy Code Chapter 11 financial restructuring.

During 2002, court approval was received in Arctic’s U.S. bankruptcy proceedings and on March 4, 2002 the Corporation completed the acquisition of the remaining 75 percent not already owned in the Copperstone property at a cost of US$1,000,000, having received the necessary approvals from the U.S. Bankruptcy Court. Funding for this acquisition was by way of a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”) (note 5).

In June 2000, the Corporation entered into an agreement (the Copperstone D-Zone Joint Venture) with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property. Pursuant to the Copperstone D-Zone Joint Venture, as amended, the Corporation assumed a 55 percent interest in the Copperstone D-Zone Joint Venture for a cash payment of US$375,000 with an option to increase its interest in the property as follows:

	(a)	additional 5 percent interest if the Corporation provides all funding necessary to complete Phase One as documented in the agreement; and,

	(b)	further 15 percent interest for a cash payment of US$500,000.

During 2001, Phase One was completed and the Corporation earned the additional 5 percent interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, the Corporation entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(a)
assumption of a total of US$325,000 of Copperstone related liabilities and if these liabilities exceed the estimated amount then the additional amounts will be paid equally by CDC and the Corporation. These liabilities were previously recorded by the Corporation as at December 31, 2000 and as at December 31, 2003 all of these liabilities have either been paid or settled;

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002

4.	MINERAL PROPERTIES (Continued)

(b)
assumption of an estimated CDC payroll tax liability of up to US$180,000 that may arise. If these liabilities exceed the estimated amount, then the additional amounts will be paid equally by CDC and the Corporation;

	(c)	US$345,000 payable to CDC and or its principal on or before July 31, 2002;

	(d)	A net smelter royalty of three percent paid to CDC from the first 50,000 tons of mineralized material extracted from the D-Zone, subsequent to repayment of the Brascan loan agreement (note 5); and,

	(e)	US$70,000 from initial proceeds from extraction of mineralized materials from the D-Zone, following repayment of the Brascan loan agreement (note 5).

During 2002, the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded a further US$180,000 in accounts payable to reflect the estimated CDC payroll tax liability that may arise.

During 2002, the Corporation entered into mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D- Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required payments were made with respect to the Copperstone project during 2003 therefore, the claims held are in good standing until August 2004.

	(b)	Pamlico and Gold Bar

Through the acquisition of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., in 2000 the Corporation owned, or controlled by option, a number of exploration projects in the State of Nevada, U.S.A. The primary projects consisted of Pamlico, Golden Arrow, Gilbert, Gold Bar and Snowstorm properties. During 2001 the Corporation returned the Golden Arrow project to the property vendor and released the Snowstorm, Gilbert and other mineral claims recognizing a write-down of $893,558 during the year ended December 31, 2001.

The Pamlico and Gold Bar projects currently comprise 133 patented and unpatented claims covering approximately 10 square kilometers which are prospective for gold. An annual cash filing of US$110 per unpatented claim is required to be paid to the Bureau of Land Management and the local counties. Annual taxes on patented claims are payable to the local authorities. All required payments were made with respect to the Pamlico and Gold Bar projects during 2003; therefore, the claims held are in good standing until August 2004.

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a cash payment of US$150,000 was made. On November 13, 2003 the Corporation made a cash payment of US$150,000 and deferred the final remaining cash payment of US$525,000 until November 2004. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

The Gold Bar property is located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002

4.	MINERAL PROPERTIES (Continued)

On September 27, 2002 the Corporation entered into an Option Agreement with American Nevada Gold Corp. (“American Nevada”). Under the terms of the Option Agreement, American Nevada was granted an option to earn a 50 percent interest in both the Pamlico and Gold Bar properties (the “Properties”) by way of providing cash and securities with a value of $131,500 and funding exploration expenditures over a three year period totalling $3,600,000.

Joint venture funding of approximately $525,000 has been received or accrued as at December 31, 2003. On September 9, 2003 American Nevada elected not to proceed with Year 2 and 3 of this option agreement and retained a 5 percent interest in both the Pamlico and Gold Bar properties subject to standard dilution provisions.

	(c)	Oatman

The Oatman property is located in Mohave County in Northwest Arizona. The Corporation acquired 600 hectares through the staking of 67 unpatented lode mining claims.

5.	LONG-TERM DEBT

In connection with the acquisition of the remaining 75 percent interest in the Copperstone project not already owned (note 4), the Corporation received a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”), fully secured against the assets of the Corporation (the “Brascan Loan”) with interest accruing at the U.S. Base Rate and to be paid monthly.

The Corporation has granted Brascan a non-transferable warrant to purchase up to 1,500,000 common shares of the Corporation at $0.13 per share until March 4, 2004 which were exercised subsequent to December 31, 2003 (note 6).

Under the terms of the agreement with Brascan, the Brascan Loan is repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004, and in addition the Corporation has agreed to cause all proceeds, net of reasonable commissions and legal and other expenses related to such transaction, of any issuance of securities of the Corporation in excess of the aggregate sum of US$1,000,000 received by the Corporation at any time during which the loan is outstanding, to be immediately paid to Brascan in accordance with the following formula:

	(a)	10% of cumulative proceeds greater than US$1,000,000 but less than US$2,000,000;

	(b)	20% of cumulative proceeds equal to or greater than US$2,000,000 but less than US$4,000,000; and

	(c)	30% of cumulative proceeds equal to or greater than US$4,000,000 but less than US$6,000,000.

As a result of the Corporation’s public offering completed on June 10, 2002 (note 6) the Corporation paid Brascan US$12,800 on July 2, 2002 as a partial principal repayment of the loan outstanding. On March 4, 2003 the Corporation repaid US$537,200 to satisfy its repayment obligation in 2003. On October 29, 2003 the Corporation paid out its remaining loan facility with Brascan with a final payment of US$550,000 on the basis of the preferential repayment terms resulting from the Corporation’s private placement and public offering completed on October 23, 2003 (note 6).

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002

6.	SHARE CAPITAL

Authorized

The authorized share capital of the Corporation consists of 400,000,000 (2002 - 400,000,000) Class "A" common voting shares without par value, and 100,000,000 Class "B" preferred shares without par value, issuable in series.

	Number of
	Common
Issued – Class A Common	Shares	Amount

		$
Balance, December 31, 2001	64,735,129	17,742,491

Shares issued for:
Public offering	15,384,600	2,000,000
Corporate finance fee on public offering	400,000	-
Private placement	10,166,665	1,525,000
Corporate finance fee on private placement	250,000	-
Warrant exercise	20,000	3,000
Stock option exercise	310,000	40,850
Debt settlement	2,000,000	400,000
Share issue costs	-	(381,359)

Balance, December 31, 2002	93,266,394	21,329,982

Shares issued for:
Private placements	50,438,311	13,025,000
Corporate finance fee on private placements	1,425,000	-
Public offering	7,142,858	2,000,000
Corporate finance fee on public offering	220,000	-
Warrant exercise	14,316,171	2,991,744
Stock option exercise	600,000	94,500
Share issue costs	-	(1,232,472)

Balance, December 31, 2003	167,408,734	38,208,754

On June 10, 2002 the Corporation completed a public offering of 15,384,600 units at a price of $0.13 per unit totaling $2,000,000. Each unit is comprised of one common share and one transferable common share purchase warrant (“warrant”). Each warrant entitles the holder to acquire one additional common share for a period of two years until June 10, 2004 at a price of $0.15 in the first year and $0.17 in the second year. The warrants were listed for trading on the TSX Venture Exchange on June 11, 2002.

Canaccord Capital Corporation (“Canaccord”) as agent for this offering was paid an agent fee of 8.5 percent on the aggregate gross proceeds, non-transferable agent warrants totaling 2,307,690 representing 15 percent of the number of units sold, exercisable under the same terms as the public financing, and a corporate finance fee payable through the issuance of 400,000 units. Each unit is comprised of one common share and one non-transferable warrant exercisable under the same terms as the public financing.

On October 17, 2002 the Corporation completed shares for debt settlement agreements for indebtedness totaling $400,000 by the issuance of 2,000,000 common shares at a deemed price of $0.20 per common share.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002

6.	SHARE CAPITAL (Continued)

On October 18, 2002 the Corporation completed a private placement of 10,166,665 units at a price of $0.15 per unit totaling $1,525,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant (“warrant”). Each warrant entitles the holder to acquire one additional common share for a period of two years until October 18, 2004 at a price of $0.17.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds of the brokered portion sold by Canaccord, non-transferable agent warrants totaling 766,666, exercisable under the same terms as the private placement, representing 10 percent of the number of units sold by Canaccord and a corporate finance fee payable through the issuance of 250,000 units. Each unit is comprised of one common share and one non-transferable warrant exercisable under the same terms as the private placement.

On January 31, 2003 the Corporation completed a brokered private placement of 18,295,454 units at a price of $0.22 per unit totaling $4,025,000. Each unit is comprised of one common share and one half of a non-transferable common share purchase warrant. Each whole non-transferable common share purchase warrant entitles the holder to acquire one additional common share for a period of one year until January 31, 2004 at a price of $0.28.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 1,829,545 representing 10 percent of the number of units sold, exercisable under the same terms as the private placement, and a corporate finance fee payable through the issuance of 450,000 units. Each unit is comprised of one common share and one non-transferable warrant exercisable under the same terms as the private placement.

On October 23, 2003, the Corporation completed a public offering of 7,142,858 units at a price of $0.28 per unit totaling $2,000,000. Each unit is comprised of one common share and one-half of a non-transferable common share purchase warrant. Each whole non-transferable common share purchase warrant will entitle the holder to acquire one additional common share for a period of two years until October 23, 2005 at a price of $0.35.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 714,286 representing 10 percent of the number of units sold, exercisable under the same terms as the public offering, and a corporate finance fee payable through the issuance of 220,000 units. Each unit is comprised of one common share and one non-transferable common share purchase warrant exercisable under the same terms as the public offering.

Additionally on October 23, 2003, the Corporation also completed a brokered private placement of 32,142,857 units at a price of $0.28 per unit totaling $9,000,000. Each unit is comprised of one common share and one-half of a transferable common share purchase warrant. Each whole transferable common share purchase warrant entitles the holder to acquire one additional common share for a period of three years until October 23, 2006 at a price of $0.35.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 3,214,286 representing 10 percent of the number of units sold and a corporate finance fee payable through the issuance of 975,000 units. Each unit is comprised of one common share and one transferable common share purchase warrant exercisable under the same terms as the private placement.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan ( the “Plan”) approved by the shareholders on June 13, 2003. The Plan has been structured to comply with the rules of the TSX Venture Exchange. The aggregate number of common shares which may be subject to option at any one

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002

6.	SHARE CAPITAL (Continued)

time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. Options may not be granted for a term exceeding 5 years, and the term will be reduced if the Optionee dies to a term of one year following the date of death, and if the Optionee ceases to be qualified to receive options from the Corporation 30 days after the date of such cessation. All options vest when granted unless otherwise specified by the Board of Directors.

The Corporation has granted stock options to acquire an aggregate of 15,160,000 common shares to directors, officers, employees and consultants exercisable at between $0.10 and $0.42 per share at varying times up until October 27, 2008 as follows:

	Number	Weighted average
	of Shares	exercise price

Balance, December 31, 2001	3,040,000	$0.16
Granted	6,710,000	$0.14
Exercised	(50,000)	$0.10
Cancelled	(690,000)	$0.17
Balance, December 31, 2002	9,010,000	$0.15
Granted	7,850,000	$0.40
Exercised	(600,000)	$0.16
Cancelled	(1,100,000)	$0.15
Balance, December 31, 2003	15,160,000	$0.28

The following table summarizes stock options outstanding and exercisable at December 31, 2003:

Number of
Options	Exercise Price	Expiry Date
1,600,000	$0.15	December 22, 2005
2,210,000	$0.10	March 4, 2007
3,500,000	$0.17	December 6, 2007
1,250,000	$0.31	February 24, 2008
250,000	$0.29	May 9, 2008
6,350,000	$0.42	October 27, 2008
15,160,000

The fair value of 650,000 options granted to geological consultants has been estimated at $232,542 and has been allocated to the Copperstone gold property.

During the year ended December 31, 2003 no compensation costs were recorded in the financial statements of operation and deficit for 7,200,000 options granted to directors and employees. Had compensation costs been determined for employee awards granted after December 31, 2001 using the fair value based method at their respective grant dates, the Corporation’s proforma net loss and proforma basic and diluted loss per share would have been as follows:

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002

6.	SHARE CAPITAL (Continued)

	2003	2002
	$	$

Net loss for the year as reported	605,214	485,054
Compensation expense related to fair value of stock options	2,431,000	443,967
Pro forma net loss for the year	3,036,214	929,021
Pro forma loss per share basic and diluted	(0.02)	(0.01)

The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2003	2002

Risk free interest rate	2.5%	3%
Expected dividend yield	0%	0%
Stock price volatility	165%	100%
Expected life of options	3 years	2 years

The weighted average fair value of options granted to employees during the year ended December 31, 2003 is $0.34 (2002 -$0.07) each.

Warrants

The Corporation has granted common share purchase warrants (“warrants”) to acquire an aggregate of 52,633,310 common shares as follows:

Number of
warrants	Exercise Price	Expiry Date
7,203,977	$0.28	January 31, 2004
1,500,000	$0.13	March 4, 2004
13,186,919	$0.17	June 10, 2004
6,648,333	$0.17	October 18,2004
3,833,367	$0.35	October 23, 2005
20,260,714	$0.35	October 23, 2006
52,633,310

Subsequent to December 31, 2003 the following warrants were exercised: 7,203,977 warrants at $0.28; 1,500,000 warrants at $0.13; 123,000 warrants at $0.17; and 65,750 warrants at $0.35.

Shares held in escrow

At December 31, 2002, 9,000,000 common shares of the 20,000,000 common shares of the Corporation issued to acquire Bonanza Gold Inc. remained in escrow. On March 14, 2003 the Corporation qualified and met the requirements for a TIER 1 issuer on the TSX Venture Exchange and as result of the change in classification all remaining common shares held in escrow were released.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002

7.	RELATED PARTY TRANSACTIONS

Two directors of the Corporation, in their capacity as officers, were paid $330,130 (2002 - $ 271,327) for management, exploration and business development related services.

During 2002, the Corporation settled approximately $320,968 in due to related parties debt by the issuance of shares (note 6) and wrote-off approximately $26,712. During 2003, the remaining balance of $6,000 was paid out.

8.	GENERAL AND ADMINISTRATIVE EXPENSES

	2003	2002

	$	$

Management fees, consulting and salaries	190,909	180,027
Office and administration	34,305	8,082
Legal and accounting	10,968	56,607
Insurance	45,320	-
Public company expenses	121,720	39,849
Expense recoveries	-	(89,121)
	403,222	195,444

9.	INCOME TAXES The Corporation has tax loss carryforwards of approximately $3,488,000 available to offset future income for tax purposes which expire as follows:

$
2004	1,008,000
2005	620,000
2006	500,000
2007	364,000
2008	187,000
2009	366,000
2010	443,000

In addition, the Corporation has approximately $14,300,000 of foreign exploration and development expense and approximately $750,000 of Canadian exploration and development expense carryforwards available to be deducted against certain future resource profits. The availability of these tax deductions is restrictive.

The Corporation has taken a full valuation allowance in respect of these carryforwards; accordingly, no future tax asset has been recognized in these financial statements. Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002

9.	INCOME TAXES (Continued)

Significant components of the Corporation's future income tax assets and liabilities are as follows:

	2003	2002

	$	$
Future income tax assets
Tax loss carryforwards	1,700,000	1,800,000
Resource exploration deductions	6,800,000	5,700,000
Book and tax base differences on assets	33,000	8,000
Valuation allowance	(8,533,000)	(7,508,000)

Future income tax assets	-	-

Future income tax liability

Mineral properties	(328,654)	(328,654)